ENTASIS THERAPEUTICS HOLDINGS INC.
35 Gatehouse Drive
Waltham, Massachusetts

August 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Entasis Therapeutics Holdings, Inc.
Registration Statement on Form S-3 Filed August 6, 2020 File No. 333-241683

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Entasis Therapeutics Holdings Inc. (the “Company”) hereby respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern time, on August 14, 2020, or as soon as practicable thereafter.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Brian K. Rosenzweig or Reid S. Hooper of Covington & Burling LLP, who can be reached at (202) 662-6000.

Thank you for your assistance in this matter.

Very truly yours,

Entasis Therapeutics Holdings Inc..

By:	/s/ Elizabeth M. Keiley
Name:	Elizabeth M. Keiley
Title:	General Counsel